FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the “Company”) on October 1, 2012, announcing that the Company has secured Banks’ agreement to the extension of its equity raising commitment and the waiver of certain covenants.

This report on Form 6-K and Exhibit 1 hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Reg. No. 333-168568), as amended, which was filed with the U.S. Securities and Exchange Commission with an effective date as of September 21, 2010.

Exhibit 1

Excel Secures Banks’ Agreement to the Extension of its Equity Raising Commitment and the Waiver of Certain Covenants

ATHENS, GREECE – October 1, 2012

Excel Maritime Carriers Ltd. (NYSE: EXM) (“Excel”) announced today that it has agreed with its lenders under its $1.4bn syndicated credit facility to effectively extend, subject to certain conditions, its equity raising commitment through December 31, 2012 and waived certain covenants.

In addition, on October 1, 2012, Excel exercised its option to defer the instalment of $24.3mn due on that date.

Pavlos Kanellopoulos, Chief Financial Officer, commented: “The Company has a supportive banking group with which we will continue to work cooperatively over the next months. Our vessels remain 90% covered for 2012 and 25% for 2013 and we continue to effectively manage our fleet through the broad industry downturn with competitive operations. All these actions should position the Company well for when the shipping market eventually recovers.”

About Excel Maritime Carriers Ltd.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels, one of which, a Capesize vessel, is owned by a  joint venture in which Excel holds a 71.4% interest, and, together with seven Panamax vessels under bareboat charters, operates 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new  time charters.

Words such as “will,” “should,” “expect,” “intend,”“plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to,  changes in  demand for dry bulk vessels, competitive factors in the market in which Excel operates, risks associated with operations outside the United States, and other factors listed from time to time in Excel’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. Excel expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com    www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

(Registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: October 1, 2012